[Letterhead of Alon USA Partners, LP]

October 26, 2012

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alon USA Partners, LP

Amendment No. 1 to Registration Statement on Form S-1

Filed October 5, 2012

File No. 333-183671

Ladies and Gentlemen:

Set forth below are the responses of Alon USA Partners, LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2012, with respect to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-183671) (the “Registration Statement”), filed with the Commission on October 5, 2012.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-1

Liquidity and Capital Resources, page 75

1.	We note your response to comment 17 in our letter dated September 27, 2012 that your liquidity “will affect [y]our ability to satisfy [your need to rely on external financing sources].” Please revise to further describe how your accessing external financing may affect your liquidity, as applicable.

Securities and Exchange Commission

October 26, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to clarify that, to the extent the Partnership is unable to access external financing sources (including commercial bank borrowings and the issuance of debt and equity securities) or generate sufficient cash flows from operations to satisfy its anticipated cash requirements, our distribution policy could significantly impair our ability to grow and our results of operations or liquidity could be adversely affected. Please see page 75 of Amendment No. 2.

Exhibits, page II-2

2.	We note your response to comment 25 in our letter dated September 27, 2012 that, aside from the HEP Pipelines and Terminals Agreement, you do not believe that you are required to file the agreements referenced. Please provide further analysis in necessary detail as to how you are not substantially dependent on such agreements. Your response should include a discussion of the consequences on your business of an agreement terminating, including, for example, your ability to access other pipelines or similar arrangements and the speed in which you would be able to achieve this.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that, with the exception of the Pipeline Throughput and Deficiency Agreement with Sunoco, Inc. (the “Sunoco Agreement”), the Partnership has filed each of the agreements referenced in comment 25 in the Staff’s letter dated September 27, 2012 as an exhibit to the registration statement. Please see pages II-4 and II-9 and Exhibits 10.24 through 10.30 to Amendment No. 2. With respect to the Sunoco Agreement, the Partnership respectfully submits that it is not required to file such contract as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” This item further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to be made “in the ordinary course” unless it falls within one of several specifically enumerated categories, in which case it must be filed as a material contract unless it is immaterial in amount of significance. The Staff has specifically requested the Partnership’s analysis pursuant to Item 601(b)(10)(ii)(B), which deems a contract to be material if “the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials . . . upon which registrant’s business depends to a material extent.”

The Partnership believes the Sunoco Agreement to be a contract made in the ordinary course of business excluded from the filing requirements provided in Item 601(b)(10). As described in the Registration Statement, the Partnership entered into the Sunoco Agreement in October 2011. Under the terms of this agreement, crude oil is transported westbound from the

Securities and Exchange Commission

October 26, 2012

Big Spring refinery to Nederland, Texas for further barge transportation to Alon Energy’s Krotz Springs, Louisiana refinery. Under certain conditions, the Partnership has the option to reverse this crude flow and deliver crude oil to the Big Spring refinery from Nederland. The Partnership does not anticipate that it will exercise the option to reverse the flow of crude to the Big Spring refinery in the foreseeable future.

In the event of termination of the Sunoco Agreement, the Partnership believes it would suffer minimal interruption, if any, in the transportation of crude oil to its Big Spring refinery and believes the effect of such termination on the Partnership’s results of operation and financial position, if any, would be limited and immaterial. As such, the Partnership is not substantially dependent on the Sunoco Agreement, and therefore does not deem the Sunoco Agreement to be material pursuant to Item 601(b)(10) of Regulation S-K.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

ALON USA PARTNERS, LP

By:	/s/ James Ranspot
Name:	James Ranspot
Title:	Chief Legal Counsel—Corporate and Secretary

Enclosures

cc:

Sirimal R. Mukerjee (Securities and Exchange Commission)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Gillian Hobson (Vinson & Elkins L.L.P.)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)

David Wiessman (Alon USA Partners, LP)

Paul Eisman (Alon USA Partners, LP)

Shai Even (Alon USA Partners, LP)